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                                                                   EXHIBIT 99.10

                             [LIGHTSPEED LETTERHEAD]

1~
c/o LightSpeed International, Inc.
100 Carpenter Drive, Suite 105
Sterling, VA  20164


Dear 2~:

               As you know, Cisco Systems, Inc. is in the process of acquiring LightSpeed International, Inc. (the "Company"). Under the terms of the acquisition (the "Acquisition"), Cisco has agreed to assume the outstanding options held by certain employees of the Company, such as yourself, provided certain changes are made to those options prior the Acquisition.

               You currently hold the following stock option(s) (collectively the "Options") to acquire shares of the Company's common stock under the Company's 1996 Stock Option Plan:

                                                Number of
                                               Outstanding
    Grant Date           Exercise Price      Option Shares
    ----------           --------------      -------------
        3~                     4~                  5~



               FOR EACH OF YOUR PRE-AUGUST 27, 1997 OPTIONS, the terms of the applicable stock option agreement (the "Option Agreement") provide that the shares subject to those Options will accelerate as to one (1) year of vesting upon a "change in control." Cisco's acquisition of the Company will constitute such a change in control. Accordingly, we are pleased to inform you that upon the closing of the Acquisition, you will immediately receive an additional one
(1) year of vesting credit under each of your pre-August 27, 1997 Options.

               In order for the Company to complete the Acquisition, the terms of your existing Options must be modified with respect to certain acceleration provisions currently in effect for those Options.


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                           PRE-AUGUST 27, 1997 OPTIONS

               For your pre-August 27, 1997 Options, the acceleration provisions are set forth in Paragraph 2 of that certain First Amendment to Individual Stock Option Agreement which you executed for each of your Options (the "Acceleration Amendment").

               As a condition to closing the Acquisition which will generate the one year of accelerated vesting under your pre-August 27, 1997 Option, you hereby agree that Paragraph 2 of the Acceleration Amendment for each of your pre-August 27, 1997 Options is hereby amended to read in its entirety as follows:

               "(b) The Optionee's right to exercise the Option granted under this Agreement shall vest 100% immediately upon the occurrence of any of the following events: (i) the termination of Optionee's employment with the Company (or Cisco following the Acquisition) due to the Optionee's death or permanent disability (physical or mental) or (ii) the termination by the Company (or Cisco following the Acquisition) of the Optionee's employment as part of a reduction in force or other involuntary layoff of Cisco's employees following the Acquisition or
        (iii) the termination by the Company (or Cisco following the Acquisition) of the Optionee's employment for any other reason other than "for cause" (as defined in Paragraph 3(c) below) without the consent of Mr. Lev Volftsun, the Company's current Chief Executive Officer, or his successor or (iv) the termination by the Optionee of the Optionee's employment with the Company (or any successor entity) following (A) a permanent relocation by the Company of the Optionee's place or location of employment to an area outside the greater Washington D.C. metropolitan area, (B) a material reduction in the level and scope of the Optionee's duties, responsibilities or job requirements or (C) a material reduction in the level of compensation in effect for the Optionee immediately prior to any change in control of the Company by merger or stock or asset sale."

                          POST-AUGUST 26, 1997 OPTIONS

               To the extent any of your Options were granted after August 26, 1997, those Options provide for full and immediate vesting in the event of "a bona fide decision by the Company's Board and shareholders to terminate its business, dissolve and liquidate its assets."


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You hereby agree that the Acquisition will NOT be deemed to constitute such a termination, dissolution or liquidation of the Company and that none of your post-August 26, 1997 Options will vest or otherwise accelerate by reason of the Acquisition.

               Finally, you agree that you will not exercise any of your Options (including your pre-August 27, 1997 Options and any post-August 26, 1997 Options) during the interim between the date of this letter agreement and the effective date of the merger (or such earlier date on which it is announced that the merger will not be consummated). The merger is expected to become effective in approximately 30 to 45 days following the date of this letter, but the actual effective date cannot be determined at this time.

               To indicate your agreement with the foregoing revisions to your Options and to confirm the one-year of accelerated vesting you will receive under your pre-August 27, 1997 options at the time the Acquisition closes, please sign and date the Acknowledgement section below. For your records, you should attach a copy of this letter to each of your Option Agreement(s) in order to evidence the revision to the terms of your Option(s) effected by this letter agreement.

                                            Very truly yours,

                                            LIGHTSPEED INTERNATIONAL, INC.

                                            By:

                                            Title:


                                 ACKNOWLEDGEMENT

               In consideration of the additional one (1) year of vesting credit I will receive under each of my pre-August 27, 1997 Options upon the closing of the Acquisition, I hereby (i) agree to the foregoing revision to the Acceleration Amendment in effect for each of my pre-August 27, 1997 Options and
(ii) acknowledge and agree that the Acquisition will not constitute an acceleration event under any of my post-August 26, 1997 Options which would result in the full and immediate vesting of those options.


                                     Signature:
                                                   1~

                                         Date: